Exhibit 14(b)

CODE OF ETHICAL CONDUCT FOR THE

FINANCE OFFICERS AND FINANCE DEPARTMENT PERSONNEL

Adopted December 19, 2002; Amended and Restated as of December 13, 2006;

Further Amended as of October 26, 2012

The financial officers of Myers Industries, Inc. (“Myers”), being the Chief Financial Officer, Chief Executive Officer, President, Chief Operating Officer and persons in like positions (collectively, “Finance Officers”), as well as “Finance Department personnel” (as defined herein) for Myers, its divisions and subsidiaries (collectively, the “Company”), bear a special responsibility both inside and outside of the Company for promoting integrity throughout the Company. They have a special role both to elaborate these principles and to ensure that a culture exists throughout the Company that ensures fair and timely reporting of the Company’s financial results and condition.

For purposes of this Code, “Finance Department personnel” include all, but not limited to, of the following persons at the Company: (1) Controller, (2) Assistant Controller(s), (3) Treasurer, (4) Assistant Treasurer(s), (5) Risk Manager, (6) Director of Taxation, and (7) the principal accounting personnel at each subsidiary company and for each division.

Because of their special role, the Finance Officers and the Finance Department personnel are bound by this Code of Ethical Conduct for the Finance Officers and Finance Department Personnel (“Financial Code of Ethics”) and each must:

•

Act honestly and ethically to conduct themselves in an honest and ethical manner in their professional duties, including their handling of actual or apparent conflicts of interest between personal and professional relationships.

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Provide information that is accurate, complete, objective, relevant, and timely to ensure full, fair, accurate, and timely, disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications.

•	Comply with applicable rules and regulations.

•

Promptly report in writing, by e-mail or telecopy, to the Chair of the Myers Disclosure Committee, Chair of the Myers Audit Committee, and/or the Myers Chief Financial Officer, any conduct that the individual believes to be a violation of law or business ethics or of any provision of the Financial Code of Ethics, including any transaction or relationship that reasonably could be expected to give rise to such a conflict.

If you are concerned about maintaining anonymity, you may contact the AlertLine® Ethics and Compliance toll free hotline established by the Company’s Audit Committee at 877-285-4145, which is available worldwide, 24 hours a day, 7 days a week for reporting concerns on ethics, compliance, or fraud.

Violations of the Financial Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment.

It is against Company policy to retaliate against any employee for good faith reporting of violations of this Financial Code of Ethics.

REPORTING CONCERNS ON COMPLIANCE,

FRAUD, OR ETHICS

All employees must promptly report any conduct that the employee believes is: (1) a failure to comply with applicable laws, (2) fraudulent, or (3) a violation of ethics, including any transaction or relationship that reasonably could be expected to give rise to such violation or conflict.

If you are concerned about maintaining anonymity, you may contact within the US, US territories and Canada, the AlertLine® Ethics and Compliance Toll Free Hotline at 877-285-4145. The service is available 24 hours a day, 7 days a week, worldwide (see below).

You may also report these matters to the persons listed below:

Robert A. Stefanko Chair, Audit Committee	Telecopy: 330-352-5522 E-Mail: robert_stefanko@hotmail.com

Gregg Branning Chair, Disclosure Committee	Telecopy: 330-761-6303 E-Mail: gbranning@myersind.com

Ray Cunningham Vice President, Human Resources, Organization Development & Training	Telecopy: 330-761-6156 E-Mail: rcunningham@myersind.com

It is against Company policy to retaliate against any employee for reporting of violations.

INTERNATIONAL CALLING INSTRUCTIONS:

To access the toll-free number, a caller must first dial a country access number (see below). Upon dialing the access number, the caller will be connected to the U.S. toll free system which will be answered either by an AT&T operator or a tone and voice message instructing the caller to dial the toll free number. Dial 877-285-4145. All voice messages are in English, and all operators answer in English, but non-English speaking callers are accommodated (see STEP 3).

STEP 1: Enter the AT&T Direct Access Number for the country you are calling from (see below). STEP 2: When you hear the English-language voice prompt or series of tone prompts, dial 877-285-4145 (DO NOT press “1” or “0” before dialing the telephone number).

STEP 3: The call will be connected to AlertLine. If you do not speak English, or prefer to have an interpreter assist you, inform the AlertLine Specialist which language you speak. The Specialist will then conference in an interpreter. As this happens, you will hear music, please remain on the line for a few minutes until an interpreter is able to join your conversation to assist you and the Communication Specialist in completing the call.

Belgium:	0800 10 010	Denmark:	8001 0010	France: 0800990011	Germany: 0800 225 5288
Italy:	800 172 444	Portugal:	800 800 128	Spain: 900 99 0011
United Kingdom: British Telecom 0800 890011; C&W 0500 890011; NTEL/ATT 0800 013 0011